Kensey Nash Corporation

735 Pennsylvania Drive

Exton, PA 19341

May 4, 2011

Via U.S. Mail, EDGAR and Facsimile to (703) 813-6985

Ms. Kate Tillan

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3030

Re:	Kensey Nash Corporation (the “Company”, “we”, “our”, or “us”)
Form 10-K for the Fiscal Year Ended June 30, 2010
Filed September 10, 2010
Form 8-K filed February 3, 2011
File No. 001-34388
Comment letter dated April 28, 2011

Dear Ms. Tillan:

We are in receipt of your letter dated April 28, 2011 and would like to provide a response to the comment therein as follows.

Form 8-K filed February 3, 2011

1.	Please refer to prior comment 1[see below]. We note your response to our comment which details the disclosure you intend to provide in your Management’s Discussion and Analysis. However, please expand the proposed to disclosure to include the following and provide us a copy of the revised proposed disclosure:

•	The values assigned to IPR&D by technology/project;

•	The risks and uncertainties associated with completing development within a reasonable period of time;

•	The risks involved if the IPR&D is not completed on a timely basis.

PRIOR COMMENT #1:

1.	We see that on January 28, 2011, you completed the acquisition of certain assets and the assumption of certain operating obligations of Nerites for a purchase price of approximately $20 million. Please provide us with the proposed disclosure you intend to include for this acquisition in your March 31, 2011 Form 10-Q for both management’s discussion and analysis and the footnotes to the financial statements.

Company Response to Comment #1:

As indicated in our response to your prior comment 1, we will disclose the asset acquisition in a new note to the financial statements and within Management's Discussion and Analysis of Financial

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Condition and Results of Operations (“MD&A”) in our Form 10-Q for the third quarter of our fiscal year ending June 30, 2011. As requested, the proposed disclosure set forth below expands the originally proposed disclosure to include the values assigned to IPR&D by technology/project; the risks and uncertainties associated with completing development within a reasonable period of time; and the risks involved if the IPR&D is not completed on a timely basis. For your convenience, the changes to the previously proposed disclosure have been marked. Please note that certain amounts provided below are subject to change prior to the filing of our Form 10-Q for the third quarter of the fiscal year ending June 30, 2011 based on the finalization of fair value measurements and review by Deloitte & Touche LLP.

Note X – Asset Acquisition

In January 2011, the Company acquired substantially all of the assets and certain operational liabilities of Nerites Corporation (Nerites), a privately-held development stage company based in Wisconsin, for approximately $19.7 million plus acquisition-related costs of approximately $300,000. Approximately $16.7 million of the purchase price was paid at the acquisition date, financed from the Company’s available cash and investments on hand. The remaining $3.0 million, of which $1.5 million is reported as each a component of Other current liabilities and Other non-current liabilities on the Condensed Consolidated Balance Sheet as of March 31, 2011, ~~which is also expected be financed with cash on hand,~~ was held back by the Company under the terms of the acquisition as security for certain potential Nerites indemnification obligations and is expected to be financed with cash on hand; of such hold-back amount, $1.5 million will be released on each of the first and second anniversaries of the acquisition date to Nerites, to the extent that the hold-back amount is not applied toward any ~~assuming no~~ such indemnification obligations ~~are presented to offset the hold-back amount~~. Nerites is a surgical adhesive based biomaterials’ technology company founded in 2004 to design and develop products with a technology inspired by mussel adhesive proteins.

The Company accounted for the transaction as an asset acquisition based on an evaluation of the accounting guidance (FASB ASC Topic 805, Business Combinations (ASC 805)) and considering the early research stage of ~~the~~ Nerites’ technology. The Company concluded that the acquired net assets of Nerites did not constitute a business as defined under ASC 805 due to the incomplete nature of the inputs and the absence of processes from a market participant perspective. At the acquisition date, Nerites had spent approximately $14.2 million on ongoing research initiatives targeted at developing three potential platform technologies that they had been researching: liquid adhesives/sealants, thin film adhesives and anti-fouling/anti-bacterial coating capabilities. Nerites’ early research stage technology is based on a complex chemistry that produces an adhesive material that is novel and unproven and was previously unknown within the medical device community. Nerites’ technology and intellectual property primarily focus on the chemical formulation involved in creating a molecule for an adhesive material. At the time of the acquisition, Nerites was still testing feasibility of the adhesive technology and was primarily focused on identifying the mechanical or physical properties and reaction attributes of an adhesive raw material to serve as a starting point for a medical device. Substantial additional research and development will be required to finalize a raw material formulation, and the unique processes specific to that formulation needs to be developed to enable the formulation to have the ability to be manufactured into a commercially viable medical device. There is risk that a marketable material formulation may never be developed. Ultimately, the medical device would potentially need to complete clinical trials and receive regulatory approvals prior to any potential commercialization.

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In accounting for the transaction as an asset acquisition, the Company initially assigned the value of the consideration transferred plus the acquisition related costs to the tangible assets and identifiable intangible assets acquired and operational liabilities assumed based on their fair values at the date of acquisition. Additionally, the Company allocated value for the identifiable intangible assets based on their relative fair values which did not differ significantly from the fair values. The Company assessed the fair value of assets, including intangible assets such as in-process research and development (IPR&D), using a variety of methods, including present-value models. Each asset was initially measured at fair value from the perspective of a market participant. Accounting for asset acquisitions requires extensive use of accounting estimates and judgments to allocate the total cost of the acquisition to the tangible and intangible assets acquired and liabilities assumed, including IPR&D. Management is responsible for the valuation and considered a number of factors, including internal and third party valuations and appraisals.

The following is a summary of the allocation of the total cost of the acquisition:

Other receivables	$8,519
Prepaid expenses and other	6,504
Machinery, furniture and equipment	93,230
Acquired other intangibles	1,810,770
Acquired in-process research and development	18,208,746

Total assets acquired	20,127,769

Accounts payable	(50,579)
Accrued expenses	(16,147)
Deferred revenue	(19,282)

Total liabilities assumed	(86,008)

Net assets acquired	$20,041,761

Of the $1.8 million of Acquired other intangibles, $1.6 million was assigned to know-how related to Nerites' adhesive technology with an estimated useful life of 25 years, based on the estimated remaining period of economic benefit of the technology, $160,000 was assigned to assembled workforce with an estimated useful life of two years, and $65,000 was assigned to government grant applications with an estimated useful life of two years.

Acquired IPR&D in the asset acquisition was accounted for in accordance with ASC Topic 730, Research and Development. At the date of acquisition, the Company determined that the development of the projects underway at Nerites had not yet reached technological feasibility and that the research in process had no alternative future uses. Accordingly, the acquired IPR&D was charged to expense in the condensed consolidated statement of operations on the acquisition date. The IPR&D charge is expected to be deductible over a 15-year period for income tax purposes.

The $18.2 million value assigned to acquired IPR&D was determined using the Multi-Period Excess Earnings Method (MPEEM). The MPEEM is an attribution model under the income approach, which incorporates estimating the costs to develop the acquired technology into commercially viable medical devices, estimating the resulting net cash flows from the projects, and discounting the estimated net cash flows to present value. The Company also considered other tangible and intangible assets required for successful exploitation of the technology resulting from the acquired

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IPR&D projects and adjusted estimated future cash flows for a charge reflecting the contribution to value of these assets. Such contributory tangible and intangible assets include working capital, fixed assets, know-how, assembled workforce and government grant applications. The resulting estimated net cash flows from such projects were based on management’s estimates of cost of products sold, operating cost and expenses, and income taxes associated with such projects. The market rate of return was utilized based on market participant data to discount the net cash flows to present value. Due to the nature of the forecast and the risk associated with the projected growth and profitability of the research projects, a discount rate of 36.5 percent was considered appropriate for the acquired IPR&D. This discount rate was commensurate with the project's stage of development and, the risks relative to the technology’s feasibility and viability of commercial acceptance.

As of the acquisition date, the Company planned to develop a portfolio of hybrid adhesive-based products that integrate its extracellular matrix (ECM), collagen and polymer technology platforms for applications in general, neurologic, plastic/reconstructive, orthopaedic, urologic, cardiovascular and thoracic surgical specialties. Initial acquired IPR&D product targets included devices for (1) repairing defects in abdominal walls, (2) meniscal tears, (3) articular cartilage resurfacing, (4) dural membranes, and (5) gastrointestinal tracts. As of the date of acquisition, each of these five projects was expected to utilize the adhesive technology and was 100% dependent on developing the adhesive raw material as described above. As of the date of acquisition, the Company expected to spend approximately $25.0 million over the next seven years to bring the five projects under development to technological feasibility. As of the date of acquisition, ~~A~~assuming the research and development program to create the adhesive raw material is successful, ~~the first product envisioned is expected to be a combination of the Company's ECM technology and the Nerites adhesive technology, producing a bi-layered implant, with submission for regulatory approval in the fiscal 2013 or 2014 timeframe. As of the date of acquisition, t~~he Company expected to begin receiving the estimated revenues from the five in-process projects between fiscal 2013 and 2017, depending on the project.

Determining the portion of the total cost of the acquisition to allocate to acquired IPR&D required the Company to make significant estimates and assumptions based on unobservable inputs, including, but not limited to, estimates of the timing of and expected costs to complete the acquired IPR&D projects; the ability to manufacture and commercialize the products; projections for marketing authorization and regulatory approvals; relevant market sizes, penetration and growth factors; current and expected trends in technology and product life cycles; the nature and expected timing of new product introductions by the Company and its competitors; estimates of future cash flows from product sales resulting from completed products and in-process projects; and appropriate discount rates and probability rates. The Company believed that the foregoing estimates and assumptions used in the acquired IPR&D analysis were reasonable based upon the Company’s best estimate of likely outcomes of its clinical development given available facts and circumstances at the time of the acquisition. No assurance can be given, however, that the underlying assumptions used to estimate expected project sales, development costs or profitability, or the events associated with such projects, will ultimately prove to have been appropriate. If the product development projects are not successful, the ~~sales~~ revenue and profitability of the Company may be adversely affected in future periods. Additionally, the value of other acquired intangible assets may become impaired.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

OVERVIEW

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Recent Strategic Acquisitions

Nerites Corporation

In January 2011, we acquired substantially all of the assets and certain operational liabilities of privately-held Nerites Corporation (Nerites), a development stage company that was in the process of developing medical adhesives and anti-fouling coatings (i.e. coatings that passively inhibit bacterial attachment or prevent biofilm formation) based in Madison, Wisconsin, for approximately $19.7 million plus acquisition-related costs of approximately $300,000. Approximately $16.7 million of the purchase price was paid at the acquisition date, financed from our available cash and investments on hand. The remaining $3.0 million, which is also expected be financed with cash on hand, was held back by us as security for certain potential Nerites indemnification obligations; of such hold-back amount, $1.5 million will be released on each of the first and second anniversaries of the acquisition date to Nerites, to the extent that the hold-back amount is not applied toward any ~~assuming no~~ such indemnification obligations ~~are presented to offset the hold-back amount~~. We expect that the technology platform of adhesive-based biomaterials acquired from Nerites~~,~~ will enable us to further our penetration into the regenerative medicine markets. Specifically, we expect that access to this technology will enable us to develop next generation products combining our extracellular matrix (ECM) technology with the Nerites~~’~~ technology, in addition to various other new product applications for surgical sealants and adhesives. The technology should allow our expansion into new surgical procedures in key markets, including soft tissue surgical repair, orthopaedics, sports medicine, spine and neurosurgery.

The Nerites~~’~~ technology is inspired by the proteins secreted by marine mussel for bonding to underwater surfaces. Research previously conducted on these adhesive proteins identified the key components believed to be primarily responsible for the adhesive properties. Synthetic versions of these key components have been developed to create biomaterials capable of binding to tissue and other materials in aqueous surgical environments.

Surgical sealants and adhesives have applications in most surgical procedures. Over the past several years the wound closure market has shifted from early technology such as staples or sutures to next generation technologies as they have become available, including a variety of external and internal medical adhesives.

The transaction was accounted for as an asset acquisition, with the total cost of the acquisition allocated to the net assets acquired ($22,000), other intangible assets ($1.8 million) and acquired in-process research and development (IPR&D) ($18.2 million).

As of the acquisition date, we planned to develop a portfolio of hybrid adhesive-based products that integrate our extracellular matrix (ECM), collagen and polymer technology platforms for applications in general, neurologic, plastic/reconstructive, orthopaedic, urologic, cardiovascular and thoracic surgical specialties. Initial product targets, to which the $18.2 million acquired IPR&D was assigned, included devices for (1) repairing defects in abdominal walls ($7.1 million), (2) meniscal tears ($4.7 million), (3) articular cartilage resurfacing ($0.2 million), (4) dural membranes ($5.3 million) and (5) gastrointestinal tracts ($0.9 million). As of the date of acquisition, each of these five projects was expected to utilize the adhesive technology and was 100% dependent on developing an adhesive raw material from the Nerites~~’~~ technology. As of the date of acquisition, we expected to spend approximately $25.0 million over the next seven years to bring the five projects under development to technological feasibility. We believe our current cash and investment balances and expected future cash generated from operations will be sufficient to develop these projects. As of the

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date of acquisition, ~~A~~assuming the research and development program to create the adhesive raw material is successful, ~~the first product envisioned is expected to be a combination of our ECM technology and the Nerites’ adhesive technology, producing a bi-layered implant, with submission for regulatory approval in the fiscal 2013 or 2014 timeframe. As of the date of acquisition,~~ we expected to begin receiving the estimated revenues from the five in process projects between fiscal 2013 and 2017, depending on the project.

Substantial additional research and development will be required to finalize a raw material formulation, and the unique processes specific to that formulation must be developed to enable the formulation to have the ability to be manufactured into a commercially viable medical device. There is risk that a marketable material formulation may never be developed. We may have problems manufacturing materials which are untested or whose properties are still not known. Ultimately, in order to determine the technical feasibility and commercial viability of the initial product targets, the medical device would be subject to pre-clinical testing and we would potentially need to complete clinical trials and receive regulatory approvals prior to any potential commercialization. The length of time to develop a commercially viable medical device can vary substantially according to the type, complexity and intended use of the product. Delays associated with products that we expect to develop may; cause us to incur additional expenses, affect our ability to attract customers to the market and sell the products, and could result in new or emerging technologies obsolescing the adhesive technology and products, and our competitors may introduce or gain market acceptance for comparable products prior to us, which would impact future revenues. There can be no assurance such efforts will be successful. If these projects are not successfully developed, our revenue and profitability may be adversely affected in future periods. We are continuously monitoring our development projects and believe that the assumptions used in the valuation of acquired IPR&D reasonably estimated the future benefits attributable to such acquired IPR&D. See Note X to the Condensed Consolidated Financial Statements included in this Form 10-Q for additional information concerning the Nerites asset acquisition and the related in-process research and development, IPR&D. No assurance can be given that actual results will not deviate from those assumptions in future periods. Additionally, the value of other acquired intangible assets may become impaired. See Item 1A. “Risk Factors” of our Annual Report on Form 10-K for the fiscal year ended June 30, 2010 for additional risks, uncertainties and other factors that could impact the successful development of these projects, as these projects have similar risks and uncertainties as our other research and development efforts.

RESULTS OF OPERATIONS

Acquired in-process research and development

In connection with our asset acquisition of Nerites, we allocated approximately $18.2 million of the cost of the acquisition to in-process research and development projects. At the acquisition date, Nerites had spent approximately $14.2 million on ongoing research initiatives targeted at developing three potential platform technologies that they had been researching: liquid adhesives/sealants, thin film adhesives and anti-fouling/anti-bacterial coating capabilities. Nerites research is in a very early concept phase as they were still testing feasibility of the adhesive technology and were primarily focused on identifying the mechanical or physical properties and reaction attributes of an adhesive raw material. These costs were charged to expense in our third quarter of fiscal 2011 since, at the date of acquisition, the development of these projects had not yet reached technological feasibility, and the research and development in progress had no alternative

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future uses. See ~~Note X to the Condensed Consolidated Financial Statements~~ “—Recent Strategic Acquisitions” above and Note X to the Condensed Consolidated Financial Statements included in this Form 10-Q for additional information concerning the Nerites asset acquisition and the related in-process research and development, IPR&D.

United States Securities and Exchange Commission

In reference to the response above, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

To the extent applicable, in future or amended filings made pursuant to the Securities Act of 1933 and the Securities Exchange Act of 1934, the staff comments shall be complied with as discussed herein.

We believe this letter fully responds to your questions. However, if there are any further questions please contact me at (484) 713-2156 or at the address on record for the Company.

Sincerely,

/s/ Michael Celano

Michael Celano

Chief Financial Officer

cc:	Kevin Kuhar, U.S. Securities and Exchange Commission
Martin James, U.S. Securities and Exchange Commission
Ruairi Regan, U.S. Securities and Exchange Commission
Tim Buchmiller, U.S. Securities and Exchange Commission
Mark D. Wood, Esq., Katten Muchin Rosenman LLP
Robert J. McNeill, Deloitte & Touche LLP
Joseph W. Kaufmann, Kensey Nash Corporation
Robert Bobb, KNC Audit Committee Chair
Ryan D. Lake, Kensey Nash Corporation